UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 7, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Invitation to the Annual General Meeting of UBS Group AG and news release with the related agenda, which appear immediately following this page.

Invitation to the Annual General Meeting

UBS Group AG

Wednesday, 6 April 2022, 9:30 a.m.

UBS Conference Center Grünenhof, 8001 Zurich

Dear shareholders,

The Annual General Meeting of UBS Group AG (the AGM) will take place as announced on Wednesday, 6 April 2022, at 9:30 a.m.

At the end of January 2022, when all pandemic measures were still in force, the Board of Directors of UBS Group AG decided to again hold the AGM without the physical participation of shareholders, so as to protect the health of our shareholders and employees.

The AGM will be broadcast via the Internet and the Chairman of the Board of Directors, his designated successor and the Group CEO will address the shareholders. Shareholders can exercise their voting rights only through the independent proxy. UBS is looking forward to inviting its shareholders to a physical meeting in Basel in 2023 and to having a direct and personal exchange.

The UBS Group AG Annual Report 2021, including the UBS Group AG Compensation Report and the auditors’ reports for the 2021 financial year as well as the UBS Climate Report as part of the UBS Sustainability Report 2021, are available electronically at ubs.com/annualreport.  In addition, the UBS Group AG Annual Report 2021, the UBS Group AG Compensation Report 2021 and the UBS Sustainability Report 2021 are available for inspection at UBS Group AG’s head office, at Bahnhofstrasse 45, 8001 Zurich.

On 3 January 2022, UBS Group AG published a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and on its website, at ubs.com/agm,  inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 11 February 2022. No requests were submitted.

Zurich, 7 March 2022

Yours sincerely,

UBS Group AG

Axel A. Weber	Markus Baumann
Chairman of the Board of Directors	Group Company Secretary

1. Approval of the UBS Group AG management report and consolidated and standalone financial statements for the 2021 financial year

Motion

The Board of Directors proposes that the management report for the 2021 financial year and the UBS Group AG consolidated and standalone financial statements for the 2021 financial year be approved.

Explanation

In its reports to the AGM, Ernst & Young Ltd, Basel, as auditors, recommends without qualification that the consolidated and standalone financial statements of UBS Group AG be approved.

2. Advisory vote on the UBS Group AG Compensation Report 2021

Motion

The Board of Directors proposes that the UBS Group AG Compensation Report 2021 be ratified in an advisory vote.

Explanation

The UBS Group AG Compensation Report 2021 is a chapter of the UBS Group AG Annual Report 2021. It explains the governance and principles behind the compensation structure of UBS Group AG, including the link between pay and performance. The UBS Group AG Compensation Report 2021 and the enclosed “Say-on-pay” brochure set out further details in relation to the proposed vote.

The vote on the UBS Group AG Compensation Report 2021 is advisory in nature.

3. Advisory vote on the UBS climate roadmap

Motion

The Board of Directors proposes that the UBS climate roadmap be ratified in an advisory vote.

Explanation

In 2021, UBS announced its ambition to develop a detailed roadmap for achieving net-zero greenhouse gas emissions resulting from all aspects of its business by 2050, with intermediate milestones established to ensure progress. UBS has since worked on embedding these considerations across the organization, including by defining suitable targets, as well as metrics and key performance indicators, to measure progress and performance against these. Recognizing that the firm’s commitment to achieving net zero is a journey, key commitments and milestones have been captured in a strategic roadmap on climate.

The enclosed “Say-on-climate” brochure sets out further details in relation to the proposed advisory vote. More information regarding UBS’s framework on climate, including governance, strategy, risk management, targets and metrics, is provided in the UBS Climate Report 2021, as a chapter in the UBS Sustainability Report 2021 and as standalone document. These documents will be available at ubs.com/annualreport  from 11 March 2022.

4. Appropriation of total profit and distribution of ordinary dividend out of total profit and capital contribution reserve

Motion

The Board of Directors proposes the appropriation of total profit and an ordinary dividend distribution of USD 0.50 (gross) in cash per share of CHF 0.10 nominal value under the terms set out in the table below.

Proposed appropriation of total profit and dividend distribution (50%) out of total profit
For the year ended 31.12.21	USD million	CHF million
Net profit for the period	4,664	4,264
Profit / (loss) carried forward	0	0
Total profit available for appropriation	4,664	4,264

Appropriation of total profit
Appropriation to voluntary earnings reserve	(3,739)	(3,423)
Dividend distribution: USD 0.50 (gross) per dividend-bearing share, USD 0.25 of which out of total profit¹	(926)	(841) ²
Profit / (loss) carried forward	0	0

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 926 million presented is based on the total number of shares issued as of 31 December 2021. If the final total amount of the dividend is higher / lower, the difference will be balanced through the appropriation to the voluntary earnings reserve.  2 For illustrative purposes, translated at closing exchange rate as of 31 December 2021 (CHF / USD 1.10).

Proposed dividend distribution (50%) out of capital contribution reserve
For the year ended 31.12.21	USD million	CHF million
Total statutory capital reserve: capital contribution reserve before proposed distribution¹	26,161	25,682
Dividend distribution: USD 0.50 (gross) per dividend-bearing share, USD 0.25 of which out of capital contribution reserve²	(926)	(841)³
Total statutory capital reserve: capital contribution reserve after proposed distribution	25,236	24,840

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 25.7 billion capital contribution reserve available as of 31 December 2021, an amount limited to CHF 11.0 billion is available from which dividends may be paid without a Swiss withholding tax deduction. This amount includes a reduction of capital contribution reserves of CHF 223 million in 2021 (based on the purchase price).  2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 926 million presented is based on the total number of shares issued as of 31 December 2021.  3 For illustrative purposes, translated at closing exchange rate as of 31 December 2021 (CHF / USD 1.10).

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars. The total amount of the dividend distribution will be capped at CHF 3,400 million (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 14 April 2022 to holders of shares on the record date 13 April 2022. The shares will be traded ex-dividend as of 12 April 2022 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 11 April 2022.

Explanation

UBS Group AG declares its dividend in US dollars, which is its presentation currency. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

Due to capital maintenance provisions under the Swiss Code of Obligations, a technical cap in Swiss francs to the dividend payment is required. The proposed Cap of CHF 3,400 million is expected to give sufficient headroom to accommodate even significant currency fluctuations.

As set out above, half of the ordinary dividend distribution of USD 0.50 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve due to a change in Swiss tax law. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

5. Discharge of the members of the Board of Directors and the Group Executive Board for the 2021 financial year

Motion

The Board of Directors proposes that discharge of the members of the Board of Directors and the Group Executive Board for the 2021 financial year be granted, excluding all issues related to the French cross-border matter.

Explanation

UBS has appealed the decision of the French Court of Appeal. As a result, the ongoing proceedings in France may still be considered too much of an uncertainty in the context of the grant of discharge. Therefore the Board of Directors proposes that discharge for the 2021 financial year be granted with the explicit exclusion of all issues related to the French cross-border matter.

UBS has compiled and published a report on the French cross-border matter to answer some of the most common questions that its shareholders, clients and employees have asked after the decision was issued. The report is available for download at ubs.com/investors.

6. Re-elections of the members of the Board of Directors

Motion

The Board of Directors proposes that Jeremy Anderson, Claudia Böckstiegel, William C. Dudley, Patrick Firmenich, Fred Hu, Mark Hughes, Nathalie Rachou, Julie G. Richardson, Dieter Wemmer and Jeanette Wong, each of whose term of office expires at the 2022 AGM, be re-elected for a one-year term of office.

Detailed biographies as well as memberships in Board committees can be found in the “Corporate governance and compensation” section of the UBS Group AG Annual Report 2021, as well as on the Internet, at ubs.com/boards.

6.1.         Jeremy Anderson

6.2.         Claudia Böckstiegel

6.3.         William C. Dudley

6.4.         Patrick Firmenich

6.5.         Fred Hu

6.6.         Mark Hughes

6.7.         Nathalie Rachou

6.8.         Julie G. Richardson

6.9.         Dieter Wemmer

6.10.       Jeanette Wong

7. Elections of new members to the Board of Directors

7.1. Lukas Gähwiler

Motion

The Board of Directors proposes that Lukas Gähwiler be elected as a member of the Board of Directors for a one-year term of office. In the event of his election, the Board of Directors will appoint Lukas Gähwiler as its Vice Chairman.

Explanation

Lukas Gähwiler (born 1965) has been serving as Chairman of the Board of UBS Switzerland AG since 2017. He was a member of the Group Executive Board of UBS Group AG and UBS AG and President UBS Switzerland from 2010 to 2016. He worked for Credit Suisse from 1990 to 2010, in his last role as Chief Credit Officer from 2003 to 2010. Mr. Gähwiler brings a wealth of industry experience and in-depth understanding of UBS to the Board of Directors. In addition to his leadership and industry experience across all parts of the banking business, his strong connections and network, particularly in Switzerland, are instrumental for the bank. If elected as a non-independent member of the Board of Directors, he will step down as Chairman of the Board of UBS Switzerland AG. Mr. Gähwiler holds a bachelor’s degree in business administration from the University of Applied Sciences in St. Gallen and has completed an MBA program at the International Bankers School in New York and an Advanced Management Program at the Harvard Business School. Mr. Gähwiler is a Swiss citizen.

Mr. Gähwiler is a member of the board of directors of Ringier AG and Pilatus Aircraft Ltd. He is chairman of the Employers’ Association of Banks in Switzerland and of the Foundation Board of the UBS Pension Fund. He sits on the boards of the Swiss Employers’ Confederation, economiesuisse and the Swiss Finance Council. He is a member of the Foundation Board of the UBS International Center of Economics in Society at the University of Zurich.

Mr. Gähwiler complies with the mandate threshold set forth in article 31 of the Articles of Association.

7.2. Colm Kelleher, as Chairman of the Board of Directors

Motion

The Board of Directors proposes that Colm Kelleher be elected as a member of the Board of Directors and its Chairman for a one-year term of office.

Explanation

Colm Kelleher (born 1957) served as President of Morgan Stanley from 2016 until June 2019, overseeing both the Institutional Securities Business and Wealth Management. From 2010 to 2015, he was Co-President and then President of Morgan Stanley Institutional Securities. Before that, he held the positions of CFO and Co-Head of Corporate Strategy from 2007 to 2009 and served as Morgan Stanley’s head of Global Capital Markets from 2006 to 2007. Mr. Kelleher is a respected leader in the financial services sector, with more than 30 years of leadership experience in banking and excellent relationships around the world. He has a deep understanding of the global banking landscape and brings broad banking experience across all the geographic regions and major business areas in which UBS operates. He completed his Master of Arts in modern history at Oxford University and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Kelleher is an Irish citizen.

Mr. Kelleher is a member of the board of directors of Norfolk Southern Corporation.

If elected as Chairman, Mr. Kelleher will become a non-independent member of the Board of Directors.

Mr. Kelleher complies with the mandate threshold set forth in article 31 of the Articles of Association.

8. Re-elections of the members of the Compensation Committee

Motion

The Board of Directors proposes that Julie G. Richardson, Dieter Wemmer and Jeanette Wong be re-elected for a one-year term of office as members of the Compensation Committee. At its constitutional meeting, the Board of Directors intends to re-appoint Julie G. Richardson as Chairperson of the Compensation Committee.

8.1. Julie G. Richardson

8.2. Dieter Wemmer

8.3. Jeanette Wong

9. Approval of compensation for the members of the Board of Directors and the Group Executive Board

9.1. Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2022 AGM to the 2023 AGM

Motion

The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 13,000,000 for the members of the Board of Directors for the period from the 2022 AGM to the 2023 AGM be approved.

9.2. Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the 2021 financial year

Motion

The Board of Directors proposes that the aggregate amount of variable compensation of CHF 79,750,000 for the members of the Group Executive Board for the 2021 financial year be approved.

9.3. Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the 2023 financial year

Motion

The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 33,000,000 for the members of the Group Executive Board for the 2023 financial year be approved.

10. Re-elections

10.1. Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

Motion

The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected as the independent proxy for a one-year term of office expiring after completion of the AGM in 2023.

Explanation

The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected for a further one-year term of office as the independent proxy. ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

10.2. Re-election of the auditors, Ernst & Young Ltd, Basel

Motion

The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a one-year term of office as auditors for the consolidated and standalone financial statements of UBS Group AG.

Explanation

Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors’ Audit Committee that it possesses the level of independence required to take on this role.

11. Reduction of share capital by way of cancellation of shares repurchased under the 2021 share buyback program

Motion

The Board of Directors proposes that (i) the Company’s share capital be reduced by CHF 17,778,727.30 from CHF 370,242,299.50 to CHF 352,463,572.20 by cancelling 177,787,273 registered shares with a nominal value of CHF 0.10 each, all of which are held in treasury; (ii) it be acknowledged that according to the special audit report prepared by Ernst & Young Ltd the claims of creditors will be covered even after the capital reduction; and (iii) article 4 para. 1 of the Articles of Association be amended as follows:

Share capital

Article 4

Share capital

¹ The share capital of the Corporation is CHF 352,463,572.20~~370,242,299.50~~, divided into 3,524,635,722~~3,702,422,995~~  registered shares with a par value of CHF 0.10 each. The share capital is fully paid up.

² [remains unchanged]

Explanation

The Board of Directors has been authorized at the 2021 AGM to buy back shares for cancellation purposes in an aggregate value of up to CHF 4 billion until the 2024 AGM. The buyback has been conducted via a separate trading line on the SIX Swiss Exchange.

Until 18 February 2022 a total of 177,787,273 shares, with an overall purchase price of CHF 2,775,260,177, were repurchased under this share buyback program. The average purchase price was CHF 15.61 per share.

The Board of Directors now proposes that the AGM approve the cancellation of the 177,787,273 shares repurchased and the corresponding reduction of the share capital as set forth in article 4 para. 1 of the Articles of Association. Any remaining shares purchased under this share buyback program will be cancelled at a subsequent AGM. The capital reduction can only be accomplished after publication of three notices to creditors in the Swiss Official Gazette of Commerce after the AGM and a subsequent two-month waiting period. The capital reduction will then be registered in the commercial register and become effective.

Ernst & Young Ltd as statutory auditors has confirmed in a special audit report addressed to the AGM that the claims of creditors are fully covered even after the reduction in capital. The report is available at ubs.com/agm.  A copy may also be physically inspected at the offices of UBS Group AG, Bahnhofstrasse 45, CH-8001 Zürich, Switzerland.

12. Approval of a new 2022 share buyback program

Motion

The Board of Directors proposes the approval of the following resolution:

“The Board of Directors is hereby authorized to buy back shares for cancellation purposes in an aggregate value of up to USD 6 billion until the 2024 AGM. Any shares bought back under this authority are intended to be cancelled by way of capital reduction which will be subject to shareholders’ approval at one or several subsequent AGMs and the acquisition and holding of such shares are not subject to the 10% threshold for UBS Group AG’s own shares within the meaning of Art. 659 para. 1 of the Swiss Code of Obligations.”

Explanation

As announced on 1 February 2022, UBS intends to commence a new share buyback program of up to USD 6 billion and expect to repurchase up to USD 5 billion of shares during 2022 under both the existing 2021 share buyback program and the new share buyback program to be launched after the early completion of the existing buyback program in 2022.

The Board of Directors has decided to opt for a two-step procedure with the shareholders expressly authorizing the Board of Directors to buy back shares for cancellation purposes at this AGM and deciding on the definitive cancellation of the repurchased shares at one or several subsequent AGMs. In the interim period, these shares no longer fall under the statutory restrictions prohibiting corporations from holding more than 10% of their own shares. This will provide UBS Group AG with greater flexibility to execute repurchases, allowing it to efficiently manage its capital.

Organizational issues

Voting rights

Shareholders entered in the share register of UBS Group AG on 1 April 2022 at 5 p.m. CEST (on 22 March 2022 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote via the independent proxy.

No trading restriction on UBS Group AG shares

The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the AGM. Neither Swiss law nor the UBS Group AG Articles of Association impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming AGM.

Representation

Shareholders may be represented at the AGM only by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, 8006 Zurich, Switzerland, as the independent proxy.

In order to appoint, or give instructions to, the independent proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed “Power of attorney and voting instructions” form or visit gvmanager.ch/ubs. Timely processing can be guaranteed for all duly signed forms received by 4 April 2022.

Live webcast

The AGM, held in German, will be broadcast live on the Internet, via ubs.com/agm,  in English and German.

Should you have any questions related to the AGM, we are happy to answer them via our hotline: +41-44-235 66 52.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices. 650160

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

7 March 2022

News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 6 April 2022

Axel Weber will have reached the ten-year term limit and will not stand for re-election. Colm Kelleher and Lukas Gähwiler are nominated for election as Chairman and Vice Chairman to the Board of Directors of UBS Group AG and UBS AG at the Annual General Meeting (AGM). Reto Francioni will not stand for re-election and will become Chairman of the Supervisory Board of UBS Europe SE.

The UBS Group AG Board of Directors proposes an ordinary dividend of USD 0.50 (gross) in cash per share for the financial year 2021.

The Board of Directors proposes a capital reduction by way of cancellation of shares repurchased under the 2021 share buyback program and the approval of a new share buyback program 2022.

At the end of January 2022, when all pandemic measures were still in force, the Board of Directors decided to again hold the AGM as a webcast, so as to protect the health of UBS’s shareholders and employees. UBS asks its shareholders to exercise their voting rights through the independent proxy.

Zurich, 7 March 2022 – The UBS Group AG AGM will take place on 6 April 2022 and will begin at 9:30 a.m. CET. The AGM will be broadcast live in both German and English at ubs.com/agm.

The invitation to the AGM, including explanatory information on individual agenda items, is available at ubs.com/agm.

Changes to the UBS Board of Directors

As previously announced, the Board of Directors of UBS Group AG will nominate Colm Kelleher as new Chairman and Lukas Gähwiler as Vice Chairman for election to the Board. If elected, Colm Kelleher will succeed Axel A. Weber, who will have reached the maximum term limit after ten years in office and will thus not stand for re-election. Jeremy Anderson will continue in his role as Senior Independent Director and non-executive member of the Board.

The UBS Board of Directors also announced today that Reto Francioni is not standing for re-election to the Board of Directors of UBS Group AG and UBS AG. He will step down after having served since 2013 and will become Chairman of the Supervisory Board of UBS Europe SE.

UBS Group AG, News Release, 7 March 2022                                                                                                                                            Page 3  of 3

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Chairman Axel A. Weber: “We thank Reto for his nine years of invaluable collaboration and distinguished service to our firm. Reto’s formidable personality will be missed on the Group Board as we look forward to his continued engagement with UBS as the Chairman of UBS Europe SE.”

Agenda for the AGM 2022 of UBS Group AG

1.              Approval of the UBS Group AG management report and consolidated and standalone financial statements for the 2021 financial year

2.              Advisory vote on the UBS Group AG Compensation Report 2021

3.              Advisory vote on the UBS climate roadmap

4.              Appropriation of total profit and distribution of ordinary dividend out of total profit and capital contribution reserve

5.              Discharge of the members of the Board of Directors and the Group Executive Board for the 2021 financial year

6.              Re-elections of members of the Board of Directors

6.1.                Jeremy Anderson

6.2.                Claudia Böckstiegel

6.3.                William C. Dudley

6.4.                Patrick Firmenich

6.5.                Fred Hu

6.6.                Mark Hughes

6.7.                Nathalie Rachou

6.8.                Julie G. Richardson

6.9.                Dieter Wemmer

6.10.              Jeanette Wong

7.              Elections of new members to the Board of Directors

7.1.                Lukas Gähwiler

7.2.                Colm Kelleher, as Chairman of the Board of Directors

8.              Re-elections of the members of the Compensation Committee

8.1.                Julie G. Richardson

8.2.                Dieter Wemmer

8.3.                Jeanette Wong

9.              Approval of compensation for the members of the Board of Directors and the Group Executive Board

9.1.                Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2022 AGM to the 2023 AGM

9.2.                Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the 2021 financial year

9.3.                Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the 2023 financial year

UBS Group AG, News Release, 7 March 2022                                                                                                                                            Page 3  of 3

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

10.            Re-elections

10.1.              Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

10.2.              Re-election of the auditors, Ernst & Young Ltd, Basel

11.            Reduction of share capital by way of cancellation of shares repurchased under the 2021 share buyback program

12.            Approval of a new 2022 share buyback program

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Americas:        +1-212-882 5734

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

ubs.com/media

UBS Group AG, News Release, 7 March 2022                                                                                                                                            Page 3  of 3

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 7, 2022